Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

For the thirteen weeks ended March 30, 2008 and April 1, 2007

(In millions of dollars, unless otherwise noted)

	March 30, 2008		April 1, 2007
	$		$
Available earnings:
Earnings before income taxes		55		60
Add fixed charges:
Interest expense (excluding capitalized)		37		11
Amortization of loan costs		2		—
Interest factor in rents		2		3

Total earnings as definded		96		74

Fixed charges:
Interest expense incurred		37		11
Amortization of debt expense		2		—
Interest portion of rental expense		2		3
Preferred dividends of subsidiaries		—		—
Capitalized interest		—		—
Total fixed charges		41		14

Ratio of earnings to fixed charges		2.3		5.3